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                             January 22, 2021

       Sharat Sharan
       Chief Executive Officer
       ON24, Inc.
       50 Beale Street, 8th Floor
       San Francisco, CA 94105

                                                        Re: ON24, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251967

       Dear Mr. Sharan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Notes to Consolidated Financial Statements, page F-42

   1. Please revise your disclosure to address the options granted after the balance sheet date and include an estimate
of the financial effect in accordance with ASC 855-10-50-2. In this regard, please
ensure that the December 11, 2020 stock option grant and its associate cost are clearly
disclosed in your filing.
       Letter dated January 19, 2021

       Differences Between Prior Valuations and Indicative Price Range, page
None

   2. We have reviewed your letter dated January 19, 2021. Please tell us if the December 11,
                                                        2020 valuation would
materially change if the comparable companies used in the
 Sharat Sharan
ON24, Inc.
January 22, 2021
Page 2
      Indicative Price Range had been applied. Clarify why the new information noted in the last two bullet points of your letter did not result in a change in prior valuations. The more targeted set of comparable companies selected for the IPO valuation over the ones used in the prior valuation was based in part on your learning about better multiples of relevant comparable companies that could have used in the prior valuations. In this regard, it appears that this new information is an indication that the December 11,
      2020 and prior valuations contained errors and inaccurate assumptions. Further, clarify whether the methodologies used in the prior valuations should be reassessed due to your statement that the increase was also attributable in part to your reassessment of valuation methodologies over a longer time frame of performance. Since the December 11th grant is recent, please clarify your statement regarding over a longer time frame.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551- 3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameSharat Sharan
                                                            Division of
Corporation Finance
Comapany NameON24, Inc.
                                                            Office of
Technology
January 22, 2021 Page 2
cc:       Andrew Ledbetter, Esq.
FirstName LastName